UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 11-K

(Mark One)

☑	ANNUAL REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the fiscal year ended December 31, 2015

OR

☐	TRANSITION REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the transition period from                to

Commission File Number 1-12981

Solidstate Controls, Inc.

Hourly Employees’ (CWA) Retirement Plan

(Full title of the plan)

AMETEK, Inc.

1100 Cassatt Road

Berwyn, Pennsylvania 19312-1177

(Name of issuer of the securities held pursuant to the plan

and the address of its principal executive office)

Solidstate Controls, Inc. Hourly Employees’ (CWA) Retirement Plan

Financial Statements and Supplemental Schedule

Years Ended December 31, 2015 and 2014

Solidstate Controls, Inc. Hourly Employees’ (CWA) Retirement Plan

Statements of Assets Available for Benefits

(Unaudited)

	December 31,
	2015	2014
Assets:
Investments	$2,750,692	$2,671,471
Plan interest in the AMETEK, Inc. Master Trust	896,274	848,562

Total investments, at fair value	3,646,966	3,520,033

Receivables:
Employer contributions	175,221	170,548
Notes receivable from participants	326,612	351,495

Total receivables	501,833	522,043

Assets available for benefits	$4,148,799	$4,042,076

See accompanying notes.

Solidstate Controls, Inc. Hourly Employees’ (CWA) Retirement Plan

Statements of Changes in Assets Available for Benefits

(Unaudited)

	Year Ended December 31,
	2015	2014
Additions:
Contributions:
Employer	$175,221	$170,548
Participant	129,052	102,286

	304,273	272,834

Investment income:
Net (depreciation) appreciation in fair value of investments	(93,263)	78,206
Interest and dividend income from investments	99,785	94,124
Increase (decrease) in Plan interest in the AMETEK, Inc. Master Trust	20,662	(2,701)

	27,184	169,629

Interest income on notes receivable from participants	13,568	13,100

Total additions	345,025	455,563

Deductions:
Benefits paid to participants	(238,302)	(189,404)

Net increase	106,723	266,159

Assets available for benefits:
Beginning of year	4,042,076	3,775,917

End of year	$4,148,799	$4,042,076

See accompanying notes.

Solidstate Controls, Inc. Hourly Employees’ (CWA) Retirement Plan

Notes to Financial Statements

December 31, 2015

(Unaudited)

1. Description of the Plan

General

The following description of the Solidstate Controls, Inc. Hourly Employees’ (CWA) Retirement Plan (the “Plan”) provides only summarized information. Participants should refer to the Plan document for a more complete description of the Plan’s provisions, copies of which may be obtained from AMETEK, Inc. (“AMETEK”, the “Company” or the “Plan Sponsor”).

The Plan is a tax-deferred 401(k) defined contribution savings plan which provides eligible employees (whose employment is governed by the terms of a collective bargaining agreement with the Communications Workers of America (CWA)) of Solidstate Controls, Inc., an opportunity to invest a portion of their compensation, as defined by the Plan, in one or a combination of investment programs. See Note 3.

Trustee and Recordkeeper

The Vanguard Fiduciary Trust Company (“Trustee”) is the Plan Trustee and a party-in-interest to the Plan. The Vanguard Group is the Plan’s administrative recordkeeper.

Participant Eligibility

A Solidstate Controls, Inc. CWA employee, who is not specifically an ineligible employee as defined by the Plan, shall become a participant in the Plan as of the first day of a fiscal quarter beginning after the completion of one year of service.

Contributions

Each year, participants have an opportunity to invest up to 16% (maximum 6% pre-tax and maximum 10% after-tax) of their annual compensation, as defined by the Plan, in multiples of one percent, except for certain highly compensated participants who may be subject to certain regulatory limitations. Participants age 50 and over have an opportunity to invest catch-up contributions up to Internal Revenue Service (“IRS”) annual limits. Participants may also contribute amounts representing rollovers from other qualified plans. Participants direct their elective contributions into various investment options offered by the Plan and can change their investment options on a daily basis. The Vanguard Target Retirement Date Trusts II are the qualified default investment alternatives until the participant changes their elections.

The Plan provides for AMETEK contributions equal to 50% of compensation contributed by each participant, up to a maximum percentage ranging from 1% to 6% of the participants’ compensation as determined by the terms of the collective bargaining agreement. Matching Company contributions are credited to participants’ accounts typically on an annual lump sum basis and are allocated in the same manner as that of their elections. However, the Company may make its matching contribution payment to the Plan at any time prior to the due date prescribed by law for filing the Company’s federal income tax return for that Plan year.

The Plan has a retirement feature for eligible participants, whereby the Company contributes to the Plan on behalf of such participants at the following rates:

•	$0.80 per hour worked from March 2, 2013 through March 1, 2014;
•	$0.85 per hour worked from March 2, 2014 through March 1, 2015;
•	$0.90 per hour worked from March 2, 2015 through March 1, 2016;
•	$0.925 per hour worked from March 2, 2016 through March 1, 2017; and
•	$0.95 per hour worked from March 2, 2017 and thereafter.

Solidstate Controls, Inc. Hourly Employees’ (CWA) Retirement Plan

Notes to Financial Statements

December 31, 2015

(Unaudited)

1. Description of the Plan (continued)

Participant contributions under the retirement feature of the Plan are not permitted. Investment programs and transfer and exchange privileges available under the retirement feature are the same as for the savings feature under the Plan.

Forfeited Company contributions, which are insignificant in amount, are used to reduce future employer retirement feature contributions or to pay Plan administrative expenses.

Participant Accounts

Each participant’s account is credited with the participant’s contributions and allocations of (a) the Company’s contributions and (b) Plan net earnings. Allocations are based on participant earnings and/or account balances, as defined. The benefit to which a participant is entitled is the balance in the participant’s vested account.

Vesting

Participants are fully vested at all times in participant contributions. Employer matching contributions and related earnings and employer retirement feature contributions and related earnings are fully vested after three years of service.

Participant Loans

Participants may borrow a minimum of $1,000 or up to a maximum equal to the lesser of $50,000 or 50% of their vested account balance. Participants may have up to two loans outstanding at any time, although only one loan may be for a primary residence, the sum of which may not exceed the maximum allowable under the Plan. Loan origination fees are paid by participants and are included in the gross loan distribution amount. Repayment terms of the loans are generally limited to no longer than 60 months from inception or for a reasonable period of time in excess of 60 months for the purchase of a principal residence, as fixed by the Plan. The loans are secured by the balance in the participant’s account and bear interest at rates established by the Plan, which approximate rates charged by commercial lending institutions for comparable loans. Interest rates on loans outstanding at both December 31, 2015 and 2014 were 4.25%. Principal and interest is paid ratably through payroll deductions.

Master Trust

The AMETEK Stock Fund of certain employee savings plans of AMETEK are combined under the AMETEK, Inc. Master Trust (“Master Trust”) agreement with the Trustee. Participating plans purchase units of participation in the AMETEK Stock Fund based on their contributions to such fund along with income that the fund may earn, less distributions made to the plans’ participants. The AMETEK Stock Fund consists primarily of AMETEK common stock and a small portion may also be invested in short-term securities to help accommodate daily transactions. The AMETEK Stock Fund is considered a level 1 investment within the fair value hierarchy.

The Plan limits the amount a participant can invest in the AMETEK Stock Fund to encourage diversification of participants’ accounts. Each payroll period, for other investment fund transfers and for other qualified plan rollover contributions, a participant can direct up to a maximum of 25% of their contributions in the AMETEK Stock Fund. The Plan has implemented a dividend pass through election for its participants.

Each participant is entitled to exercise voting rights attributable to the shares allocated to their account and is notified by the Company prior to the time that such rights may be exercised. The Trustee is not permitted to vote any allocated shares for which instructions have not been given by a participant. The Trustee votes any unallocated shares in the same proportion as those shares that were allocated, unless the Savings and Investment Committee directs the Trustee otherwise. Participants have the same voting rights in the event of a tender or exchange offer.

Solidstate Controls, Inc. Hourly Employees’ (CWA) Retirement Plan

Notes to Financial Statements

December 31, 2015

(Unaudited)

1. Description of the Plan (continued)

The Plan’s interest in the assets of the Master Trust was approximately one percent at both December 31, 2015 and 2014. The value of the assets held by the Master Trust was $85,573,441 and $91,402,958 at December 31, 2015 and 2014, respectively.

A summary of the investment income for the assets held by the Master Trust was as follows:

	Year Ended December 31,
	2015	2014
Net appreciation (depreciation) in fair value of investment	$1,567,629	$(317,159)
Interest and dividend income on investment	533,150	446,289

Total investment income	$2,100,779	$129,130

Payment of Benefits

On termination of service, death, disability or retirement, a participant may receive a qualified joint and survivor annuity, a direct rollover or a lump-sum amount equal to his or her vested account. When a participant attains age 59 1/2 while still an employee, he or she can elect to withdraw a specified portion of his or her vested account balance without incurring an income tax penalty. Also, in certain cases of financial hardship, a participant may elect to withdraw up to a specified portion of his or her vested account balance, regardless of age. All plan withdrawals and distributions require spousal consent. Benefits are recorded when paid.

Administrative Expenses

Except for certain loan fees, the expenses of administering the Plan are payable from the Plan’s assets, unless the Company elects to pay such expenses. From inception of the Plan to the present, the Company has elected to pay such expenses directly.

Plan Termination

The Plan is subject to the provisions of the Employee Retirement Income Security Act of 1974, as amended (“ERISA”). While the Company has not expressed any intent to terminate the Plan, it is free to do so at any time subject to the provisions of ERISA and applicable labor agreements. In the event of Plan termination, each participant’s account would become fully vested and each participant will receive the value of his or her separate vested account.

2. Summary of Significant Accounting Policies

Basis of Financial Statements

The accompanying financial statements are unaudited because the number of participants in the Plan is fewer than the number of participants which would require audited financial statements under ERISA. The accompanying financial statements have been prepared on the accrual basis of accounting in accordance with U.S. generally accepted accounting principles (“GAAP”).

Use of Estimates

The preparation of financial statements in conformity with U.S. GAAP requires Plan management to make estimates and assumptions that affect amounts reported in the financial statements and accompanying notes, and supplemental schedule. Actual results could differ from those estimates and assumptions.

Solidstate Controls, Inc. Hourly Employees’ (CWA) Retirement Plan

Notes to Financial Statements

December 31, 2015

(Unaudited)

2. Summary of Significant Accounting Policies (continued)

Notes Receivable from Participants

Notes receivable from participants represent participant loans that are recorded at their unpaid principal balance plus any accrued but unpaid interest. Interest income on notes receivable from participants is recorded when it is earned. Related fees are paid from participants’ accounts. No allowance for credit losses has been recorded as of December 31, 2015 or 2014. If a participant ceases to make loan repayments and the plan administrator deems the participant loan to be a distribution, the participant loan balance is reduced and a benefit payment is recorded.

Risks and Uncertainties

The Plan invests in various investment securities. Investment securities are exposed to various risks such as interest rate, market fluctuation and credit risks. Due to the level of risk associated with certain investment securities, it is at least reasonably possible that changes in the values of investment securities will occur in the near term and that such changes could materially affect participants’ account balances and the amounts reported in the statements of assets available for benefits.

Investment Valuation and Income Recognition

Investments held by the Plan are stated at fair value less costs to sell, if significant. Fair value is defined as the exchange price that would be received for an asset or paid to transfer a liability (an exit price) in the principal or most advantageous market for the asset or liability in an orderly transaction between market participants on the measurement date. See Note 4.

Investments in shares of registered investment companies are valued at quoted market prices, which represent the net asset values of shares held by the Plan at year end. Money market and short-term investments are carried at the fair value established by the issuer and/or the trustee. The AMETEK common stock is valued at the closing price reported in an active market.

The Plan invests in a Vanguard Retirement Savings Fund and Vanguard Target Retirement Date Funds through a common/collective trust. The fair values of the Vanguard Retirement Savings Trust IV and Vanguard Target Retirement Date Trusts II are the reported net asset values of the participation units owned by the Plan at year end. There are currently no redemption restrictions on these investments.

Purchases and sales of investments are reflected on trade dates. Realized gains and losses on sales of investments are based on the average cost of such investments. Interest income is recorded on the accrual basis. Dividend income is recorded on the ex-dividend date. Income from other investments is recorded as earned. Plan investments do not have significant costs to sell.

Solidstate Controls, Inc. Hourly Employees’ (CWA) Retirement Plan

Notes to Financial Statements

December 31, 2015

(Unaudited)

3. Investment Programs

As of December 31, 2015, a participant may direct contributions (up to certain specified limits) in any of the following investment options:

•	AMETEK Stock Fund
•	Vanguard Retirement Savings Trust IV
•	Vanguard Target Retirement Date Trusts II
•	Registered investment companies:
•	Vanguard Total Bond Market Index Fund
•	Vanguard LifeStrategy Funds
•	Vanguard Wellington Fund Admiral Shares
•	Vanguard Windsor II Fund
•	Vanguard PRIMECAP Fund
•	Vanguard Small-Cap Index Fund
•	Vanguard 500 Index Fund
•	Vanguard Developed Markets Index Fund
•	Vanguard Emerging Markets Stock Index Fund
•	American Funds EuroPacific Growth Fund
•	BlackRock Inflation Protected Bond Fund
•	RidgeWorth Small Cap Value Equity Fund
•	Wells Fargo Advantage Discovery Fund

Participants may change their investment options or transfer existing account balances to other investment options daily.

Solidstate Controls, Inc. Hourly Employees’ (CWA) Retirement Plan

Notes to Financial Statements

December 31, 2015

(Unaudited)

4. Fair Value Measurements

The Plan utilizes a valuation hierarchy for disclosure of the inputs to the valuations used to measure fair value. This hierarchy prioritizes the inputs into three broad levels as follows. Level 1 inputs are quoted prices (unadjusted) in active markets for identical assets or liabilities. Level 2 inputs are quoted prices for similar assets and liabilities in active markets or inputs that are observable for the asset or liability, either directly or indirectly through market corroboration, for substantially the full term of the financial instrument. Level 3 inputs are unobservable inputs based on the Plan’s own assumptions used to measure assets and liabilities at fair value. A financial asset or liability’s classification within the hierarchy is determined based on the lowest level input that is significant to the fair value measurement.

The following tables sets forth by level, within the fair value hierarchy, the Plan’s assets at fair value:

	December 31, 2015
	Total	Level 1	Level 2	Level 3
Registered investment companies	$1,879,017	$1,879,017	$—	$—

Common/collective trusts measured at net asset value:
Vanguard Retirement Savings Trust IV	619,995
Vanguard Target Retirement Date Trusts II	251,680

Investments, at Fair Value	$2,750,692

	December 31, 2014
	Total	Level 1	Level 2	Level 3
Registered investment companies	$1,892,321	$1,892,321	$—	$—

Common/collective trusts measured at net asset value:
Vanguard Retirement Savings Trust IV	554,549
Vanguard Target Retirement Date Trusts II	224,601

Investments, at Fair Value	$2,671,471

Solidstate Controls, Inc. Hourly Employees’ (CWA) Retirement Plan

Notes to Financial Statements

December 31, 2015

(Unaudited)

5. Income Tax Status

The Plan has received a determination letter from the IRS dated January 11, 2016, stating that the Plan is qualified under Section 401(a) of the Internal Revenue Code (the “Code”) and, therefore, the related trust is exempt from taxation. Once qualified, the Plan is required to operate in conformity with the Code to maintain its qualification. The Plan Sponsor believes the Plan is being operated in compliance with the applicable requirements of the Code and therefore believes the Plan is qualified and the related trust is tax-exempt.

U.S. GAAP requires Plan management to evaluate uncertain tax positions taken by the Plan. The financial statement effects of a tax position are recognized when the position is more likely than not, based on the technical merits, to be sustained upon examination by the IRS. The Plan Sponsor has analyzed the tax positions taken by the Plan and has concluded that as of December 31, 2015, there are no uncertain positions taken or expected to be taken. The Plan has recognized no interest or penalties related to uncertain tax positions. The Plan is subject to routine audits by taxing jurisdictions; however, there are currently no audits for any tax periods in progress.

6. Differences Between Financial Statements and Form 5500

The following is a reconciliation of assets available for benefits per the financial statements to the Plan’s Form 5500:

	December 31,
	2015	2014
Assets available for benefits per the financial statements	$4,148,799	$4,042,076
Deemed distributions outstanding related to the current year	(6,623)	—
Deemed distributions outstanding related to the prior year	(16,876)	(16,876)
Adjustment from contract value to fair value for Common/Collective Trust	—	17,025

Assets available for benefits per Form 5500	$4,125,300	$4,042,225

The following is a reconciliation of total additions per the financial statements to total income per the Plan’s Form 5500 for the year ended December 31, 2015:

Total additions per the financial statements	$345,025
Less: Adjustment from contract value to fair value for Common/Collective Trust at December 31, 2014	(17,025)

Total income per Form 5500	$328,000

The following is a reconciliation of deductions per the financial statements to total expenses per the Plan’s Form 5500 for the year ended December 31, 2015:

Deductions per the financial statements	$(238,302)
Less: Deemed distributions at December 31, 2015	(23,499)
Add: Deemed distributions at December 31, 2014	16,876

Total expenses per Form 5500	$(244,925)

Solidstate Controls, Inc. Hourly Employees’ (CWA) Retirement Plan

Notes to Financial Statements

December 31, 2015

(Unaudited)

7. Plan Amendments

Effective December 8, 2014, the Plan was amended to comply with IRS guidance implementing the decision of United States v. Windsor, 133 S. Ct. 2675 (2013) recognizing same-sex marriages for certain purposes under the Plan.

8. Recent Accounting Pronouncements

In May 2015, the Financial Accounting Standards Board (“FASB”) issued Accounting Standards Update (“ASU”) No. 2015-07, Disclosures for Investments in Certain Entities That Calculate Net Asset Value per Share (or Its Equivalent) (“ASU 2015-07”). The amendments in ASU 2015-07 remove the requirement to categorize within the fair value hierarchy all investments for which fair value is measured using the net asset value per share practical expedient. In addition, the amendments remove the requirement to make certain disclosures for all investments that are eligible to be measured at fair value using the net asset value per share practical expedient. ASU 2015-07 is effective for interim and annual reporting periods beginning after December 15, 2015. The new guidance will be applied on a retrospective basis and early adoption is permitted. The Plan adopted ASU 2015-07 effective December 31, 2015.

In July 2015, the FASB issued ASU No. 2015-12, Plan Accounting: Defined Benefit Pension Plans (Topic 960), Defined Contribution Pension Plans (Topic 962), Health and Welfare Benefit Plans (Topic 965): (Part I) Fully Benefit-Responsive Investment Contracts, (Part II) Plan Investment Disclosures, (Part III) Measurement Date Practical Expedient (“ASU 2015-12”). Part I of ASU 2015-12 eliminates the requirements to measure the fair value of fully benefit-responsive investment contracts and provide certain disclosures. Contract value is the only required measure for fully benefit-responsive investment contracts. Part II of ASU 2015-12 eliminates the requirements to disclose individual investments that represent five percent or more of net assets available for benefits and the net appreciation or depreciation in fair value of investments by general type. It also simplifies the level of disaggregation of investments that are measured using fair value. Plans will continue to disaggregate investments that are measured using fair value by general type; however, plans are no longer required to also disaggregate investments by nature, characteristics and risks. Further, the disclosure of information about fair value measurements shall be provided by general type of plan asset. Part III of ASU 2015-12 allows a plan with a fiscal year end that does not coincide with the end of a calendar month to measure its investments and investment-related accounts using the month end closest to its fiscal year end. Parts I and II will be applied on a retrospective basis. Part III will be applied on a prospective basis. Plans may early adopt any of the Parts of ASU 2015-12 without early adopting the other Parts. The Plan adopted Parts I and II of ASU 2015-12 effective December 31, 2015. Part III of ASU 2015-12 is not applicable to the Plan.

Solidstate Controls, Inc. Hourly Employees’ (CWA) Retirement Plan

EIN 14–1682544 Plan #050

Schedule H, Line 4i – Schedule of Assets (Held at End of Year)

December 31, 2015

(Unaudited)

	Description of investment, including
	maturity date, rate of interest,	Current
Identity of issue, borrower, lessor or similar party	collateral, par, or maturity value	Value
* Vanguard Retirement Savings Trust IV	Common/Collective Trust	$619,995
* Vanguard Target Retirement Income Trust II	Common/Collective Trust	1,823
* Vanguard Target Retirement 2010 Trust II	Common/Collective Trust	3,531
* Vanguard Target Retirement 2020 Trust II	Common/Collective Trust	8,576
* Vanguard Target Retirement 2025 Trust II	Common/Collective Trust	180,604
* Vanguard Target Retirement 2035 Trust II	Common/Collective Trust	25,552
* Vanguard Target Retirement 2040 Trust II	Common/Collective Trust	13,677
* Vanguard Target Retirement 2045 Trust II	Common/Collective Trust	3,137
* Vanguard Target Retirement 2055 Trust II	Common/Collective Trust	7,611
* Vanguard Target Retirement 2060 Trust II	Common/Collective Trust	7,169
* Vanguard LifeStrategy Conservative Growth Fund	Registered Investment Company	58,505
* Vanguard LifeStrategy Moderate Growth Fund	Registered Investment Company	167,677
* Vanguard LifeStrategy Growth Fund	Registered Investment Company	131,356
* Vanguard 500 Index Fund	Registered Investment Company	375,032
* Vanguard Emerging Markets Stock Index Fund	Registered Investment Company	5,155
* Vanguard Prime Money Market Fund	Registered Investment Company	16,267
* Vanguard PRIMECAP Fund	Registered Investment Company	108,934
* Vanguard Small-Cap Index Fund	Registered Investment Company	51,846
* Vanguard Total Bond Market Index Fund	Registered Investment Company	334,797
* Vanguard Wellington Fund Admiral Shares	Registered Investment Company	332,931
* Vanguard Windsor II Fund	Registered Investment Company	92,413
* American Funds EuroPacific Growth Fund	Registered Investment Company	68,075
* BlackRock Inflation Protected Bond Fund	Registered Investment Company	39,818
* RidgeWorth Small Cap Value Equity Fund	Registered Investment Company	63,927
* Wells Fargo Advantage Discovery Fund	Registered Investment Company	32,284

	Total investments	2,750,692

* Notes Receivable from Participants	Interest rates – 4.25%	326,612

		$3,077,304

*	Indicates party–in–interest to the Plan.

Historical cost column is not included as all investments are participant–directed.

Signatures

The Plan. Pursuant to the requirements of the Securities Exchange Act of 1934, the Members of the Savings and Investment Committee have duly caused this annual report to be signed on its behalf by the undersigned hereunto duly authorized.

Solidstate Controls, Inc. Hourly Employees’ (CWA) Retirement Plan
(Name of Plan)

Date: June 17, 2016	By:	/s/ William J. Burke
William J. Burke
Member, Savings and Investment Committee